Exhibit 99.1

July 29, 2013

Market Surveillance/Corporate Governance Department

New York Stock Exchange

Dear Sirs,

Subject: Intimation on change in Board membership

Pursuant to Clause 204.10 of the NYSE Listed Company Manual, we inform you that Mr P M Sinha, our Director, who is subject to retirement by rotation, has expressed his desire not to offer himself for re-appointment as a Director of Wipro Limited at the Annual General Meeting held on July 25, 2013.

This request was considered and taken on record by the Board of Directors of Wipro Limited. Hence, Mr P M Sinha ceases to be a Director of the Company with effect from July 25, 2013. Kindly take a note of this change.

Thanking you

Yours faithfully

For Wipro Limited

V Ramachandran

Company Secretary

Regd. Office:Wipro Limited, Doddakannelli, Sarjapur Road, Bangalore - 560 035, India. Tel: +91-80-2844 0011, Fax :+91-80-2844 0054